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                            June 10, 2021

       Christopher S. DiFrancesco
       Vice President, General Counsel and Secretary
       Telesat Corporation
       c/o Telesat Canada
       160 Elgin Street, Suite 2100
       Ottawa, Ontario, Canada K2P 2P7

                                                        Re: Telesat Corporation
                                                            Telesat Partnership
LP
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 28, 2021
                                                            File No. 333-255518

       Dear Mr. DiFrancesco:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies our facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amended Registration Statement filed on Form F-4 on May 28, 2021

       Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page
       268

   1.                                                   Please update your pro
forma presentation pursuant to Item 5 of Form F-4.
 Christopher S. DiFrancesco
FirstName  LastNameChristopher S. DiFrancesco
Telesat Corporation
Comapany
June       NameTelesat Corporation
     10, 2021
June 10,
Page 2 2021 Page 2
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Maurice M. Lefkort, Esq.